BioCardia, Inc.

320 Soquel Way

Sunnyvale, California 94085

March 28, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE

Washington, D.C. 20549-3561

Re:	BioCardia, Inc.
Registration Statement on Form S-3
Filed February 14, 2024
File No. 333-277059

Acceleration Request
Requested Date: April 1, 2024
Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCardia, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-277059) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission.

The Company hereby authorizes Austin March of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by contacting Austin March at (512) 338-5410 or amarch@wsgr.com.

Sincerely,

BIOCARDIA, INC.

By:	/s/ David McClung
David McClung Chief Financial Officer

cc:	Peter Altman, BioCardia, Inc.
Austin March, Esq., Wilson Sonsini Goodrich & Rosati, P.C.